Contact

www.linkedin.com/in/ron-
reedy-49a81777 (LinkedIn)

Top Skills

IC
Analog
Semiconductors

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Honors-Awards

IEEE Daniel E. Noble Award for
Emerging Technologies

Publications

Highest Performance DSM PLL for
Space and Military Application
GaAs: Meet the Silicon Pac-Man

Patents

Coupled optical and optoelectronic
devices, and method of making the
same
High-frequency wireless
communication system on a single
ultrathin silicon on sapphire chip
High-frequency wireless
communication system on a single
ultrathin silicon on sapphire chip
Optoelectronic integrated circuit
multiplex
Method and apparatus for
characterizing the quality of
electrically thin semiconductor films

Ron Reedy

Enabling Earth close-ups
San Diego, California, United States

Summary

Like the iPhone changed internet usage and like streaming media
changed entertainment, Skeyeon will change the satellite imaging
market, creating the Earth Monitoring market! The unblinking eye is
finally possible.

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Experience

Skeyeon www.skeyeon.com
Chief Executive Officer
September 2015 - Present (7 years 11 months)
Greater San Diego Area

Skeyeon Inc
Chief Executive Officer
March 2015 - Present (8 years 5 months)

Moving Skeyeon from stealth R&D mode to active development mode. Looking
for strategic partners to help and benefit from our success.

Peregrine Semiconductor
25 years

CTO
March 1990 - February 2015 (25 years)

As founding CEO of Peregrine Semiconductor, Ron built foundry relationships
that provided key manufacturing capabilities and enabled the company's first
commercial product successes. Building such relationships was imperative to
Peregrine's early endeavors because deploying a proprietary manufacturing
process technology while operating in a fabless business model presented
formidable challenges. During the subsequent 10 years, Ron and the start-
up Peregrine navigated management changes, industry cycles and financial
strains, and persevered.

As the company grew, Ron served as Peregrine's chief technology officer
managing the company's technology activities and intellectual properties.

As co-inventor of UltraCMOS technology and with 35 years of experience covering all aspects of semiconductors, including work beyond CMOS such as charge-coupled devices (CCDs), indium phosphide (InP), integrated optoelectronics, fiber optic communications and photonic systems, Ron continues to contribute extensively to the semiconductor industry. He has earned dozens of patents and published or presented hundreds of technical articles, submissions and conference presentations. He is an Institute of Electrical and Electronics Engineers (IEEE) member and is consistently invited to lecture at industry and university workshops. A tribute to his career is that he and co-founder Mark Burgener received the world-renowned IEEE Daniel E. Noble Award for Emerging Technologies in 2011.

CEO, President and Chairman
June 1990 - January 1999 (8 years 8 months)

Founded Peregrine Semiconductor in Sept. 1998, attracted co-founders and seed capital by Feb. 1999 and initiated full-time team in June 1999.

- Completed five rounds of capital financing (plus seed round), primarily from private investors
- Managed growth of entire company to stage of demonstrating first products in UTSi CMOS
- Generated first NRE and product revenues to prove viability of UTSi technology

US Naval Ocean Systems Center
Senior Development Engineer
June 1973 - May 1990 (17 years)

Launched what would become a 12-year R&D initiative which culminated in the improved silicon-on-sapphire (SOS) technology. This technology is known today; as the Peregrine Semiconductor UltraCMOS(R) technology.

- Manager of Microelectronics R&D Branch, 1984-1990, responsible for advanced microelectronics R&D for U. S. Navy and DoD.
- Developed fore-runner of UTSi CMOS technology
- Obtained funding to support $5M CMOS fab covering both R&D and production of obsolete components
- Earned Ph.D. in Applied Physics and Electrical Engineering from UCSD

1976 – June '80 U. S. Navy Electronics Center (now called SPAWAR), served as Navy Officer
- Served as process development engineer, working on initial development of CMOS technology for military and space applications

US Navy
Officer
June 1969 - June 1973 (4 years 1 month)

- '73-'76: served at Navy Electronics Center in CMOS microelectronics R&D
- '71-'73: Served aboard USS Brinkley Bass, DD-997, as Operations Department Officer & Senior Watch Officer– Responsible for all operational aspects of ship, including electronics, communications, scheduling, watch assignments and underway operations, including one tour in Viet Nam
- '70-'71: Served as Electronics Materiel Officer – responsible for reliable operation of all communications, radar and ECM equipment.
- '69 – '70: Postgraduate School, earned MSEE with emphasis on microelectronics

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Education

University of California, San Diego
Doctor of Philosophy (Ph.D.), EE & Applied Physics · (1971 - 1984)

Naval Postgraduate School
Master's Degree, Electrical and Electronics Engineering · (1969 - 1970)

United States Naval Academy
Bachelor's Degree, Electrical and Electronics Engineering · (1965 - 1969)